

July 25, 2025

Carmen Arroyo
Chief Financial Officer
Banco BBVA Argentina S.A.
111 Córdoba Av., C1054AAA
Buenos Aires, Argentina

      Re: Banco BBVA Argentina S.A.
           Form 20-F for Fiscal Year Ended December 31, 2024
           File No. 001-12568

Dear Carmen Arroyo:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                  Sincerely,

                                  Division of Corporation Finance
                                  Office of Finance